

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Ross Haghighat
Chief Executive Officer and Chief Financial Officer
BioPlus Acquisition Corp.
260 Madison Avenue, Suite 800
New York, NY 10026

  Re: BioPlus Acquisition Corp.
    Form 10-K for the year ended December 31, 2021
    File No. 001-41116

Dear Ross Haghighat:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction